September 11, 2025

VIA EDGAR

Melissa Walsh

Stephen Krikorian

Marion Graham

Mitchell Austin

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ChowChow Cloud International Holdings Limited

Registration Statement on Form F-1 (File No. 333-286296)

Registration Statement on Form 8-A (File No. 001-42839)

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, ChowChow Cloud International Holdings Limited (the “Company”) hereby requests an acceleration of the effectiveness of the above-referenced Registration Statement on Form F-1 (the “F-1 Registration Statement”), so that such Registration Statement will become effective at 4:00 p.m., Eastern Time, on September 15, 2025 or as soon thereafter as practicable.

The Company also requests that the Registration Statement on Form 8-A under the Securities Exchange Act of 1934, as amended, covering the ordinary shares of the Company, be declared effective concurrently with the Form F-1 Registration Statement (the Form F-1 Registration Statement, together with the Registration Statement on Form 8-A, the “Registration Statements”).

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461. The request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Sidley Austin.

The Company understands that US Tiger Securities, Inc., the underwriter of the offering, has joined in this request in a separate letter filed with the Securities and Exchange Commission (the “Commission”) today.

The Company hereby acknowledges the following:

●	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ChowChow Cloud International Holdings Limited

By:	/s/ Yee Kar Wing
Name:	Yee Kar Wing
Title:	Chairman of the Board of Directors and Chief Executive Officer